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November 30, 2015

Via EDGAR

Edward P. Bartz
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	ALAIA Market Linked Trust
Amendment No. 1 to Registration Statement on Form S-6
Filed September 3, 2015
File Nos.: 333-206806 and 811-23095

Dear Mr. Bartz:

On behalf of our client, ALAIA Market Linked Trust (“ALAIA Trust”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) Pre-effective Amendment No. 1 to the above-referenced registration statement (referred to herein for ease of reference as the “Amendment”).  The Amendment incorporates responses to the comments transmitted by the Staff to us on October 2, 2015.  A pre-effective amendment to ALAIA Trust’s registration statement on Form S-6 (File Nos.: 333-206756 and 811-23095), which incorporated responses to the comments transmitted by the Staff to us on October 2, 2015, together with a letter in response to the Staff’s comments with respect thereto, was submitted on October 9, 2015.

We identify in bold the Staff’s comment and note in regular type our response.  Page number references in our responses refer to the Amendment.

Cover

1.
The first bullet point on the cover states that the portfolio includes options. Please revise the first bullet point to clarify that the portfolio includes over-the-counter options. Also, please ensure that the second bullet point identifies the trust’s Reference Index, and make the same disclosure in the section “Investment Objective.” Finally, please revise the third bullet point to state that investors should be willing to lose some or all of their investment if the Reference Index declines by more than [ ]%, and make similar revisions throughout the prospectus.

Edward P. Bartz
U.S. Securities and Exchange Commission
November 30, 2015

The trust has revised the disclosure on the cover page to state that the portfolio includes “over-the-counter” options, and has revised the disclosure to identify the Reference Index. Please note that, due to the buffer feature, investors could lose some, but not all, of their investment.

Principal Investment Strategy (Page 3)

2.
The first sentence in this section states that the trust invests in one or more individually negotiated over-the-counter options, which are entered into with a counterparty or counterparties. We note that the trust’s units include cap and floor features similar to the type of return profile investors might typically see in a structured note offering. Unlike a structured note, however, where the issuer is responsible for paying the offered returns and investors receive the issuer’s prospectus and have a general claim against the issuer’s balance sheet, the trust’s offering depends on the financial condition of the options counterparties, and does not appear to provide investors any recourse against the counterparties. Please provide an analysis addressing why the trust should not be viewed as a conduit, and therefore an indirect and unregistered offering of the underlying options agreements in violation of Section 5 of the Securities Act of 1933 (the “Securities Act”).

On the inception date of the trust, more than 75% of the trust’s assets will be invested in U.S. Treasury obligations and/or cash or cash equivalents.  With respect to the OTC Options, the value of the OTC Options represented by the premium to be paid by the trust to the Options Counterparty will be less than 25% of the trust’s initial assets (the trust has adjusted the disclosure on page 6 of the Amendment).  In order for the trust to elect and to qualify to be treated as a regulated investment company ("RIC") under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended, 25% or less of the value of its assets on the inception date must be invested in the OTC Options.  If, at the Series Mandatory Dissolution Date, the payoff on the Units is within the Buffer, at that time the value of the U.S. Treasury obligations would be more than 95% of the assets of the trust.

Given that at the inception date of the trust 75% or more of the trust assets will be invested in assets other than the OTC Options, investing in the units would not appear to be an efficient or desirable way for an investor to purchase the OTC Options.  In addition, while the unit holders will have no direct recourse against the Options Counterparty, the trust and the Options Counterparty each have a secured claim against the other through the collateral deposited pursuant to the credit support annex to the ISDA agreement.  Those claims, because they are secured, are arguably more protective to investors than a senior unsecured obligation in a structured note.

Edward P. Bartz
U.S. Securities and Exchange Commission
November 30, 2015

If one were to consider the Staff’s view of “conduits” and “repackaging” vehicles, generally, the Staff of the Division of Corporation Finance has regarded 25% as a threshold, which, if breached, would trigger the requirement to provide additional disclosures about option counterparties.  Moreover, if one were to look at the Commission’s guidance regarding materiality thresholds, it is not clear that the 25% threshold would render the trust a “conduit.”  Finally, while we understand that in the past, prior to the Dodd-Frank Act, there may have been concerns regarding the lack of a robust regulatory framework relating to options and similar derivatives instruments and/or the participants in such market, those public policy or investor protection concerns should no longer exist.

3.
The fourth paragraph of this section describes the trust’s “Buffered,” “Capped,” and “Enhanced Participation” returns. Please add a bullet point in this section for “Maximum Loss per Unit,” disclosed in the third bullet point on page 5 of the prospectus. Also, in order for investors to more clearly understand the structure of the trust’s potential returns, please revise the order of the four bullet points in this section so that they provide the return levels sequentially, either from the highest possible return to the lowest possible return (i.e., “Capped,” “Enhanced Participation,” “Buffered,” and “Maximum Loss”), or from the lowest possible return to the highest possible return.

Please also provide a graphical presentation of the four return possibilities, demonstrating how the structured returns the trust seeks to provide will vary based on the return of the Reference Index. Please include a narrative disclosure describing the circumstances under which the trust’s returns to investors will outperform or underperform the returns of the Reference Index.

The trust has revised the disclosure on pages 3-5.

4.
The first bullet point on page 5 of the prospectus provides for “a maximum return of approximately [ ]%.” Please clarify this disclosure by stating that the maximum return is also the “Capped” return. Please use consistent terms throughout the registration statement. Also, in order to provide consistency throughout these three bullet points, please add to the third bullet point the Maximum Loss per Unit as a percentage.

The trust has revised the disclosure on pages 3 and 6.

Principal Investment Strategy — OTC Options (Page 5)

5.
Please advise us of the identity (or identities) of the trust’s counterparty (or counterparties), as well as a description, as soon as this information is available, and include the disclosure in the trust’s next amendment. Also, please disclose in this section the estimated percentage of the trust’s assets that will be held with each counterparty.

Edward P. Bartz
U.S. Securities and Exchange Commission
November 30, 2015

There will be only one Options Counterparty for each series of the trust.  On page 11 of the Amendment, the trust has included the minimum rating for any Options Counterparty.  The trust will purchase OTC Options from the Options Counterparty.  As noted on page 7 of the Amendment, the trust and the Options Counterparty will each establish a collateral account with a U.S. bank as custodian, into which, pursuant to the credit support annex forming part of each OTC Options agreement, the trust and the Options Counterparty shall each deposit Treasury Obligations and/or cash to secure its respective performance under the OTC Options agreements. Pursuant to such credit support annex, the trust will be required to secure its obligations only if and to the extent that, at any time, the termination value of the OTC Options is in favor of the Options Counterparty.  None of the trust’s assets will be held by the Options Counterparty.

Principal Investment Strategy — Market Disruption Events (Page 6)

6.
This section describes the determinations made by the Options Counterparty, in its capacity as calculation agent, as to whether a “market disruption event” has occurred. Please explain to us how the managerial discretion afforded the Options Counterparty should it perceive a market disruption event is consistent with a unit investment trust as an unmanaged entity contemplated by Section 4(2) of the Investment Company Act. Please also explain to us how the unit redemption postponement procedure discussed in this section is consistent with Section 22(e) of the Investment Company Act.

The concept of a “market disruption event” is well understood in the derivatives market, and we note that such events are set out in industry standard ISDA forms and described in the Amendment.  Thus, there is very little ambiguity or discretion regarding the determination of whether an event of such magnitude has occurred.  Generally, under commonly accepted definitions of “market disruption events,” the events involve disruption in trading on the particular index, as well as events that cause disruption on the relevant exchange (if any) generally, or an unscheduled early closure of the relevant exchange (if any).  The industry accepted definitions also specify a period of time during which such an event must persist before a market disruption can be deemed to have occurred.   Declaring a market disruption event is a serious determination and it is based on objective fact.  We would be pleased to discuss with the Staff its concerns regarding any element of “discretion” that would be implicated in any determination of industry standard, well-accepted market disruption events.  There is a long history of having market disruption provisions tested in ISDA determinations and in court decisions resulting in a consensus regarding the types of events that are true disruption events.

Edward P. Bartz
U.S. Securities and Exchange Commission
November 30, 2015

Section 22(e) precludes a registered investment company, such as the trust, from suspending the right of redemption, or postponing the date of payment upon redemption of a redeemable security in accordance with its terms for more than seven days after the tender of such security to the company.  The trust acknowledges this requirement.  Accordingly, notwithstanding that the standard ISDA documentation includes the eight day period referenced in the Amendment, the trust has changed the disclosure to reflect that such postponement will not extend beyond seven days.

Principal Investment Strategy — Market Disruption Events for the Reference Index (Page 7)

7.
This section describes potential market disruption events for the Reference Index, and refers to both “Index constituents” and “a share (such as a share of an exchange-traded fund)” representing the Reference Index. When the trust has determined whether it will use an index or a share as its reference measure, please delete all disclosure of the measure that will not be used.

All references are to a reference index.

Principal Investment Strategy — How the OTC Options Agreements will be Valued if an Event of Default or Termination Event Occurs (Page 9)

8.
The third paragraph of this section states that the evaluator employs a fair value process to price the OTC options agreements. Please explain to us how the evaluator will value the OTC options, e.g., modeling using historical option prices. Also, disclose how the trust will present that information to investors. Finally, please disclose whether there will be any oversight of the evaluator’s valuation.

The trust has revised the disclosure on page 11 to fully disclose to investors how the evaluator will value the OTC Options if an event of default or a termination event were to occur. The evaluator, in employing a fair value process to price the OTC Options agreements, will take into account the following factors, including, but not limited to: (a) the net amount to be paid or received by the trust in connection with an early termination of the Options as determined by one or more independent third party pricing services on the relevant valuation date; (b) current prices for the Options agreements as obtained from investment dealers or brokers who customarily deal in options comparable to the Options agreements; and (c) bid or ask prices for comparable options or securities, each as of the close of trading on the New York Stock Exchange on the inception date.

Edward P. Bartz
U.S. Securities and Exchange Commission
November 30, 2015

There is a well-understood process for valuing options and, as such, the trust does not believe that it is necessary to employ an additional outside party to oversee the evaluator’s valuation in the unusual circumstances of an event of default or a termination event.  Further, the evaluator’s two principals have extensive and directly applicable industry experience.

Principal Risks (Page 11)

9.
The penultimate sentence in the third bullet point in this section discloses that the trust’s ability to provide enhanced or capped returns or partial downside protection are dependent on unitholders purchasing units at the trust’s inception and holding until the Series Mandatory Dissolution Date. Please add the last two sentences of this bullet point to the cover page of the prospectus.

The trust has revised the disclosure on the cover page of the prospectus.

10.
The sixth bullet point in this section discloses that the trust’s options are all European style options. Please provide a description of European style options in the discussion of the trust’s principal investment strategies.

The trust has revised the disclosure on page 3 of the prospectus.

Hypothetical Option Expiration Examples (Page 19)

11.	Please provide a completed hypothetical return table and examples to us as soon as possible. We may have further comments on this section when it is completed.

The trust has revised the disclosure on pages 22-24 of the prospectus.

Reference Index Past Performance (Page 21)

12.
Please clearly disclose that the Reference Index past performance in this section does not reflect the past performance of the trust’s strategy due to the trust’s structure of providing Capped, Enhanced Participation, Buffered, and Maximum Loss levels of return that are only derived from the returns of the Reference Index. Please also disclose that the Reference Index returns do not reflect the payment of any fees or expenses.

The trust has revised the disclosure on page 25.

Edward P. Bartz
U.S. Securities and Exchange Commission
November 30, 2015

ALAIA Trust requests confirmation from the Staff that any subsequent registration statement on Form S-6 for future series of ALAIA Trust, which performance is based on the performance of an index reference asset (“Index”) different from the Index referenced in the Amendment, may be deemed effective pursuant to and in compliance with Rule 487 under the Securities Act.

************

We appreciate the Staff’s time and attention to the Amendment and the responses to the Staff’s comments.  Please call with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Matthew J. Kutner